Exhibit 99.1

Videocon d2h Limited

Quarter Ended December 31, 2017

Earnings Release

Adjusted EBITDA1 came in at INR 2.91 billion

Net Subscriber2 Base stands at 13.41 million

Mumbai, February 12, 2018: Videocon d2h Limited (NASDAQ:VDTH) (“Videocon d2h” or the “Company”) announced its financial results for the quarter ended December 31, 2017.

Key highlights:

◾	Revenue from operations came in at INR 8.34 billion;

◾	Subscription and activation revenue came in at INR 7.63 billion;

◾	Adjusted EBITDA grew 9.0% over the quarter ended December 31, 2016 to INR 2.91 billion and Adjusted EBITDA margin expanded 60 basis points compared to the quarter ended December 31, 2016 to 35.0%;

◾	Profit after tax came in at INR 309 million;

◾	Free cash flows[3] came in at INR 1,269 million;

◾	ARPU came in at INR 208;

◾	Gross subscribers[4] and net subscribers increased by 0.56 million and 0.16 million, respectively, during the quarter;

◾	Net subscribers base stood at 13.41 million as of December 31, 2017; and

◾	Churn[5] came in at 1.0% per month in Q3 FY18.

Key metrics	Q3 FY18
Gross subscriber additions (million)	0.56
Net subscriber additions (million)	0.16
Adjusted EBITDA (INR million)	2,914
Profit after tax (INR million)	309
Free cash flow (INR million)	1,269

Commenting on the results, Executive Chairman of Videocon d2h, Mr. Saurabh Dhoot, said “I am pleased to report that we continued to deliver a strong quarterly result with our Adjusted EBITDA being our highest ever quarterly Adjusted EBITDA at INR 2.91 billion. Our Adjusted EBITDA per subscriber continued to improve further and came in at INR 73 per subscriber per month.

“We continue to see a recovery on the ground and expect overall business prospects to improve driven by several factors including lower content availability on the Free Dish platform and the Indian Government’s focus on increasing affordable housing and improving rural income levels in the recent budget.

“During the quarter, the Company received all the necessary approvals relating to its amalgamation with and into Dish TV India Limited. The two companies now intend to file the relevant intimations / E-Forms with the Registrar of Companies, Ministry of Corporate Affairs, Maharashtra, Mumbai in the last week of February 2018, which filing date will become the effective date for the proposed merger. The Company will issue the relevant timelines and other mandatory notices in relation to the merger in due course.”

Dish TV India Limited has nominated Mr. Amitabh Kumar and Mr. Raj Kumar Gupta to the Board of Videocon d2h Limited for the purpose of the seamless integration of the businesses of Videocon d2h Limited into and with Dish TV India Limited and for synchronizing the operations of the two companies in order to derive the benefits and objectives of the Scheme of Amalgamation, and based on the recommendation of Nomination, Remuneration and Compensation Committee Meeting, the Board of Directors of Videocon d2h Limited have, on February 12, 2018:

1.	Appointed Mr. Amitabh Kumar (DIN: 00222260), as an Additional Director, with effect from the date of receipt of approval of Ministry of Information and Broadcasting. Mr. Kumar, aged 64, is currently Advisor Technology at Essel Group and he had been associated with the Essel Group in various capacities since 2001 and has a rich experience in the Media and Telecom fields. Mr. Kumar is also head of Broadcasting for the Zee Network and Dish TV India Ltd and is responsible for all its broadcast operations globally now spanning about 150 channels. He has also had a major role in setting up and operations of India’s first DTH operator Dish TV.

2.	Appointed Mr. Raj Kumar Gupta (DIN: 02223210), as an Additional Director, with effect from the date of receipt of approval of Ministry of Information and Broadcasting. Mr. Gupta, aged 71, is a fellow member of Institute of Chartered Accounts of India engaged in practice. He carries with him rich expertise in the field of finance.

Financial Summary

During the quarter ended December 31, 2017, Videocon d2h reported revenue from operations of INR 8.34 billion. Subscription and activation revenue came in at INR 7.63 billion. Videocon d2h achieved Adjusted EBITDA of INR 2.91 billion in Q3 FY18. Adjusted EBITDA margin expanded 60 basis points as compared to the quarter ended December 31, 2016 and came in at 35.0% during the quarter. The Company achieved a Net Profit after Tax of INR 309 million and generated free cash flows of INR 1,269 million in Q3 FY18.

The Company added 0.56 million gross subscribers and 0.16 million net subscribers during Q3 FY18. Net subscribers totaled 13.41 million as of December 31, 2017. Monthly churn came in at 1.00% for the quarter. ARPU came in at INR 208.

Subscriber acquisition costs in the form of hardware subsidies were INR 1,714 per subscriber during the quarter. Videocon d2h had term loans of INR 18.68 billion and total cash and short term investments of INR 4.10 billion as of December 31, 2017.

(In INR million, unless otherwise indicated)

	Q3 FY17	Q2 FY18	Q3 FY18
Key financial metrics
Revenue from operations	7,774	8,346	8,337
Subscription and activation revenue	7,112	7,701	7,630
Adjusted EBITDA	2,672	2,805	2,914
Adjusted EBITDA margin (%)	34.4%	33.6%	35.0%
Profit after tax (loss)	218	168	309

Content cost (% of revenue)	39.6%	39.7%	40.1%

Adjusted EBITDA less capex	1,157	1,174	1,885
Free cash flows	514	428	1,269

Key operating metrics
Net subscribers (million)	12.77	13.25	13.41
ARPU[6] (INR)	205	212	208
Churn per month (%)	0.87%	0.62%	1.00%

Forward looking statements

This earnings release may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h’s annual report on Form 20-F filed with the SEC and available at http://www.sec.gov. All information provided in this announcement is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forward-looking statements or other information in this announcement.

Q3FY18 financial results are available on the company web site www.ir.videocond2h.com

[1]	The Company calculates EBITDA by calculating profit or loss after tax as increased by income tax expense, net finance costs, depreciation, amortization and impairment and reduced by other income. Adjusted EBITDA is EBITDA adjusted for share-based payments (which comprise the recognition of fair value of the Employee Stock Option Plan 2014 recognized as an expense over the vesting period and equity-based compensation paid to our Executive Chairman) which amounted to INR 21.01 million for the quarter ended December 31, 2016, and nil for the quarters ended September 30 and December 31, 2017. Adjusted EBITDA presented in this earnings release is a supplemental measure of performance and liquidity that is not required by or represented in accordance with IFRS. Furthermore, Adjusted EBITDA is not a measure of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, Adjusted EBITDA is not a standardized term, hence direct comparison between companies using the same term may not be possible. Other companies may calculate Adjusted EBITDA differently from the Company, limiting their usefulness as comparative measures. The Company believes that Adjusted EBITDA helps identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses that are excluded when calculating Adjusted EBITDA. The Company believes that Adjusted EBITDA enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.
[2]	Net subscriber means subscribers authorized to receive DTH broadcasting services on account of payment of subscription charges or any entry offer at the time of initial connection, as well as subscribers who are temporarily disconnected due to non-payment of subscription charges for a period not exceeding 120 days.
[3]	The Company calculates free cash flow as Adjusted EBITDA less capital expenditure and net interest expense, as increased by other income. Free cash flow is not an IFRS measure and should not be construed as an alternative to any IFRS measure such as cash flow from operating activities. Free cash flow should not be considered in isolation and is not a measure of the Company’s financial performance or liquidity under IFRS and should not be considered as an alternative to cash flow from operating, investing or financing activities or any other measure of its liquidity derived in accordance with IFRS. Free cash flow does not necessarily indicate whether cash flow will be sufficient or available for cash requirements and may not be indicative of the Company’s results of operations. Free cash flow as defined herein may not be comparable to other similarly titled measures used by other companies.
[4]	Gross subscribers mean total registered subscribers.
[5]	Churn has been calculated as the number of subscribers who have not made payment for at least 120 days and is the difference between the number of gross subscribers and the number of net subscribers.
[6]	Average Revenue Per User (“ARPU”) is calculated by dividing revenue from operations by the average of the Company’s net subscribers for the period.

Videocon d2h Limited

Earning Release for the quarter ended December 31, 2017

	₹ in Millions
Particulars	For the quarter ended (Unaudited)			Nine months ended (Unaudited)		Year Ended (Audited)
	Dec 31, 2017	Sept 30, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016	Mar 31, 2017
INCOME
Revenue from operations	8,336.94	8,345.67	7,773.94	24,408.38	23,168.06	30,717.34

	8,336.94	8,345.67	7,773.94	24,408.38	23,168.06	30,717.34
EXPENSE
Operating expense	4,436.24	4,391.36	4,073.82	12,969.24	12,120.52	16,191.51
Employee benefits expense	289.22	240.25	302.11	806.62	939.77	1,288.53
Administration and other expenses	188.91	276.07	219.72	673.30	580.40	815.42
Selling and distribution expenses	508.43	632.65	526.90	1,754.63	1,774.05	2,349.31
Depreciation, amortization and impairment	1,843.11	1,816.31	1,697.11	5,452.27	5,093.09	6,866.09

Total Expenses	7,265.91	7,356.64	6,819.66	21,656.06	20,507.83	27,510.86
Profit / (Loss) from operations	1,071.03	989.03	954.28	2,752.32	2,660.23	3,206.48
Finance (costs) / Finance Income (Net)	(629.57)	(762.83)	(653.05)	(2,070.05)	(2,129.04)	(2,815.88)
Other Income	12.82	16.57	9.81	32.27	28.67	52.70

Profit / (loss) before tax	454.28	242.77	311.04	714.54	559.86	443.30
Income tax expense
Current tax	—	—	—	—	—	—
Deferred tax charge / (credit)	145.78	75.01	93.33	220.79	167.97	138.88
Profit / (Loss) after tax	308.50	167.76	217.71	493.75	391.89	304.42
Basic earning per share in ₹ (Not annualized)*	0.72	0.39	0.52	1.15	0.93	0.72
Diluted earning per share in ₹ (Not annualized)*	0.67	0.37	0.48	1.07	0.86	0.68
	*	*	*	*	*

Non-GAAP Measures

Earning before interest, tax and depreciation & amortization (EBITDA)

	₹ in Millions
	For the quarter ended (Unaudited)			Nine months ended (Unaudited)		Year Ended (Audited)
Particulars	Dec 31, 2017	Sept 30, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016	Mar 31, 2017
Profit / (Loss) after tax	308.50	167.76	217.71	493.75	391.89	304.42
Income tax expense	145.78	75.01	93.33	220.79	167.97	138.88

Profit / (Loss) before tax	454.28	242.77	311.04	714.54	559.86	443.30
Finance costs / Finance Income (Net)	629.57	762.83	653.05	2,070.05	2,129.04	2,815.88
Other Income	(12.82)	(16.57)	(9.81)	(32.27)	(28.67)	(52.70)

Profit / (Loss) from operations	1,071.03	989.03	954.28	2,752.32	2,660.23	3,206.48
Depreciation, amortization and impairment	1,843.11	1,816.31	1,697.11	5,452.27	5,093.09	6,866.09

Earning before interest, tax and depreciation & amortization (EBITDA)[1]	2,914.14	2,805.34	2,651.39	8,204.59	7,753.32	10,072.57
Share based payment [2]	—	—	21.01	—	63.02	108.25
Adjusted Earning before interest, tax and depreciation & amortization (Adjusted EBITDA)[1]	2,914.14	2,805.34	2,672.40	8,204.59	7,816.34	10,180.82

[1]	EBITDA and Adjusted EBITDA presented in this earnings release are supplemental measures of performance and liquidity that are not required by or represented in accordance with the IFRS. Furthermore, EBITDA and Adjusted EBITDA are not measures of financial performance or liquidity under IFRS and should not be considered as an alternative to profit after tax, operating income or other income or any other performance measures derived in accordance with the IFRS or as an alternative to cash flow from operating activities or as a measure of liquidity. In addition, EBITDA and Adjusted EBITDA are not standardized terms, hence direct comparison between companies using the same terms may not be possible. Other companies may calculate EBITDA and Adjusted EBITDA differently from the Company, limiting their usefulness as comparative measures. The Company believes that EBITDA and Adjusted EBITDA help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses that are excluded when calculating EBITDA and Adjusted EBITDA. The Company believes that EBITDA and Adjusted EBITDA enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.
[2]	Share-based payments comprise the recognition of fair value of the Employee Stock Option Plan 2014 recognized as an expense over the vesting period and equity-based compensation paid to our Executive Chairman